UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Dasan Zhone Solutions, Inc. (f/k/a Zhone Technologies, Inc.)

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

23305L107

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23305L107	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates VIII, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
4,781,273 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
4,781,273 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,781,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 23305L107	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 8A, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
4,781,273 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
4,781,273 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,781,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 23305L107	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners VIII, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
4,781,273 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
4,781,273 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,781,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 23305L107	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 9, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
4,781,273 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
4,781,273 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,781,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 23305L107	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 9, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
4,781,273 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
4,781,273 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,781,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 23305L107	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 10, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
4,781,273 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
4,781,273 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,781,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 23305L107	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 10, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
4,781,273 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
4,781,273 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,781,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 23305L107	13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael James Barrett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,629,780 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,629,780 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,629,780 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 23305L107	13D	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Barris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
4,781,273 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
4,781,273 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,781,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 23305L107	13D	Page 11 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott D. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
2,629,780 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
2,629,780 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,629,780 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 23305L107	13D	Page 12 of 20 Pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the Common Stock, $.001 par value ("Common Stock") of Dasan Zhone Solutions, Inc. (f/k/a Zhone Technologies, Inc.) (the "Issuer") having its principal executive office at 7195 Oakport Street, Oakland, California 94621.

Item 2. Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates VIII, Limited Partnership ("NEA VIII"), New Enterprise Associates 8A, Limited Partnership ("NEA 8A"), New Enterprise Associates 9, Limited Partnership ("NEA 9"); and New Enterprise Associates 10, Limited Partnership ("NEA 10" and collectively with NEA VIII, NEA 8A and NEA 9, the "Funds");

(b) NEA Partners VIII, Limited Partnership ("NEA Partners VIII"), which is the sole general partner of NEA VIII; NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9; and NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of each of NEA 8A and NEA 10 (NEA Partners VIII, NEA Partners 9 and NEA Partners 10 being collectively referred to herein as the "Control Entities"); and

(c) Michael James Barrett ("Barrett"), Peter J. Barris ("Barris") and Scott D. Sandell ("Sandell") (together, the "Managers").

Barris is the individual general partner of each of NEA Partners VIII and NEA Partners 9.  The Managers are the individual general partners of NEA Partners 10.

The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of each Fund and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California  94025.  The address of the principal business office of Barris and Barrett is New Enterprise Associates, 5425 Wisconsin Ave., Suite 850, Chevy Chase, MD 20815.

The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners VIII is to act as the sole general partner of NEA VIII.  The principal business of NEA Partners 9 is to act as the sole general partner of NEA 9.  The principal business of NEA Partners 10 is to act as the sole general partner of NEA 8A and NEA 10.  The principal business of each of the Managers is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Fund and each Control Entity is a limited partnership organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

CUSIP No. 23305L107	13D	Page 13 of 20 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger, dated April 11, 2016, by and among the Issuer, Dragon Acquisition Corporation, a wholly owned subsidiary of the Issuer ("Merger Sub"), Dasan Network Solutions, Inc. ("DNS") and DASAN Networks, Inc. ("DASAN") (the "Merger Agreement"), on September 9, 2016 Merger Sub merged with and into DNS, with DNS being the surviving corporation following such merger (the "Merger").  As a result of the Merger, DNS is now a wholly owned subsidiary of the Issuer.   The form of Merger Agreement is attached as Exhibit 10.1 to the Issuer's Form 8-K filed on April 12, 2016 and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)
NEA VIII is the record owner of 363,426 shares of Common Stock of the Issuer (the "NEA VIII Shares").  NEA 8A is the record owner of 258,836 shares of Common Stock of the Issuer (the "NEA 8A Shares").  NEA 9 is the record owner of 1,788,067 shares of Common Stock of the Issuer (the "NEA 9 Shares").  NEA 10 is the record owner of 2,370,944 shares of Common Stock of the Issuer (the "NEA 10 Shares").

As the sole general partner of NEA VIII, NEA Partners VIII may be deemed to own beneficially the NEA VIII Shares.  As the sole general partner of NEA 9, NEA Partners 9 may be deemed to own beneficially the NEA 9 Shares.  As the sole general partner of each of NEA 8A and NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 8A Shares and the NEA 10 Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the NEA VIII Shares, the NEA 8A Shares, the NEA 9 Shares and the NEA 10 Shares for an aggregate of 4,781,273 shares (the "Firm Shares").  As general partners of the Funds, each of the Control Entities may also be deemed to own beneficially the Firm Shares.

As an individual general partner of NEA Partners VIII, NEA Partners 9 and NEA Partners 10, Barris may be deemed to own beneficially all of the Firm Shares.

As individual general partners of NEA Partners 10, each of Barrett and Sandell may be deemed to own beneficially all of the NEA 8A Shares and the NEA 10 Shares.

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage was calculated based on the 34,371,266 shares of Common Stock reported to be outstanding as of September 8, 2016, as reported on the Issuer's Form 8-K filed on September 13, 2016.

CUSIP No. 23305L107	13D	Page 14 of 20 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Record Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

In connection with the consummation of the Merger, the Issuer entered into a Lock-Up Agreement with DASAN and certain of the Issuer's existing and former directors, executive officers and significant stockholders, including the Funds, dated as of September 9, 2016 (the "Lock-Up Agreement"), pursuant to which the Funds have agreed not to offer, sell or otherwise dispose of any shares of the Issuer's Common Stock, or any options or warrants to purchase the Issuer's Common Stock, for a period of 90 days from September 9, 2016, subject to certain exceptions.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.
Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1394, as amended.

CUSIP No. 23305L107	13D	Page 15 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       September 19, 2016

NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By:     NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                              *
       Peter J. Barris
       General Partner

NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                                      *
         Peter J. Barris
General Partner

         *
Peter J. Barris

NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By:     NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                              *
       Peter J. Barris
       General Partner

*
M. James Barrett

*
Peter J. Barris

*
Scott D. Sandell

CUSIP No. 23305L107	13D	Page 16 of 20 Pages

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:         NEA PARTNERS 9, LIMITED PARTNERSHIP
 General Partner

By:         *
Peter J. Barris
General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:          *
       Peter J. Barris
       General Partner

         *
Peter J. Barris

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP General Partner

By:         *
Peter J. Barris
General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:          *
       Peter J. Barris
       General Partner

*
M. James Barrett

*
Peter J. Barris

*
Scott D. Sandell

*By:       /s/ Louis S. Citron
 Louis S. Citron
As Attorney-in-Fact

This Amendment No. 12 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to Powers of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 23305L107	13D	Page 17 of 20 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Dasan Zhone Solutions, Inc. (f/k/a Zhone Technologies, Inc.).

EXECUTED as a sealed instrument this 19th day of September, 2016.

NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By: NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                              *
       Peter J. Barris
       General Partner

NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                                      *
         Peter J. Barris
General Partner

         *
Peter J. Barris

NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By: NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                              *
       Peter J. Barris
       General Partner

*
M. James Barrett

*
Peter J. Barris

*
Scott D. Sandell

CUSIP No. 23305L107	13D	Page 18 of 20 Pages

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:        NEA PARTNERS 9, LIMITED PARTNERSHIP
 General Partner

By:         *
Peter J. Barris
General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:          *
       Peter J. Barris
       General Partner

         *
Peter J. Barris

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP General Partner

By:         *
Peter J. Barris
General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:          *
       Peter J. Barris
       General Partner

*
M. James Barrett

*
Peter J. Barris

*
Scott D. Sandell

*By:       /s/ Louis S. Citron
 Louis S. Citron
As Attorney-in-Fact

This Agreement with respect to Amendment No. 12 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to Powers of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 23305L107	13D	Page 19 of 20 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

CUSIP No. 23305L107	13D	Page 20 of 20 Pages

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller